

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 12, 2008

Mr. Jeffrey R. Bailey
Chief Executive Officer
Tengasco, Inc.
10215 Technology Drive N.W.
Knoxville, TN 3732-3379

> **Re:** **Tengasco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated January 14, 2008**
> **File No. 1-15555**

Dear Mr. Bailey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Properties, page 21

Reserve Analyses, page 23

1. We have read your response to prior comment one in which you propose to include a table that provides a breakdown of the standardized measure of discounted future net cash flows associated with various categories of proved reserves, both as to oil and as to gas, for each of the past three years. However, you have not proposed any action pertaining to the PV-10 non-GAAP measures amounting to $ 26,469,192 and $20,962,018, disclosed under this heading. We

previously advised that these should be reconciled to GAAP based measures in accordance with the provisions in Item 10(e) of Regulation S-K, and that you should disclose with your reconciliation the assumptions you have made about the timing of future development and production, and your reasons for focusing on currently producing properties. Alternatively, if you are planning to replace that narrative with your tabulation, we would not object. However, there are several difficulties with the table that require your attention. Please revise to address the following points.

● Replace the title "Reserve Value Analysis" with language clarifying that you are presenting a disaggregation of the standardized measure of discounted future net cash flows associated with proved reserves, rather than a separate valuation.

● Revise each caption or insert language before the group of line items to clarify that you are presenting the standardized measure of discounted future net cash flows associated with proved reserves, rather than reserve quantities.

● Reorder the columnar data to show fiscal years 2006, 2005 and 2004, in this chronological format, from left to right, consistent with how you present other numeric data in your filing, to comply with SAB Topic 11:E.

Financial Statements

Note 1- Summary of Significant Accounting Policies, page F-9

Inventory, page F-10

2.   We understand from your response to prior comment two that you do not regard the estimated differences between your accounting for inventory at fair value and the accounting that would have arisen using historical cost to be material. You also explain that until 2006 you had commingled costs of oil and gas, because you had not created an accounting system for allocating costs to these separate products. We do not see this as a viable argument for not using historical cost as the accounting basis for inventory, given the guidance in ARB 43, Chapter 4, Statement 9. We believe that you will need to correct your accounting policy to utilize one that is generally accepted. Please make the necessary arrangements and follow the guidance in SFAS 154.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Financial Statements

Note 5- Related Party Transactions, page 10

3.   We have read your response to prior comment three, regarding your September 17, 2007 agreement with Hoactzin Partners, LP (Hoactzin), under which you are responsible for drilling ten oil wells on your properties in Kansas. We understand that you have retained an economic interest equivalent to a 25% working interest in the wells until Hoactzin has recovered 1.35 times its "purchase price," after which your economic interest will increase to an effective 85% working interest. We also understand that you granted Hoactzin a 75% interest in your methane extraction project until this "payout point" is achieved, after which the interest drops to 7 ½%; and that earnings from the oil wells plus earnings from the methane extraction project count towards this objective.

Given these provisions, along with those allowing Hoactzin to exchange its interests in the methane extraction project to convertible preferred shares, having conversion provisions based on the then market value of your common shares, and aggregate values based on an un-recovered portion of the "purchase price" at the end of 2009, and each of the four subsequent years, the arrangement seems to be substantively a borrowing.

Under Rule 4-10(c)(6) of Regulation S-X, you are directed to the guidance in SFAS 19 for mineral property conveyances and related transactions that are not specifically covered within the full cost rules. The guidance in paragraph 43(b) of SFAS 19 appears to have strong correlation with the arrangement you describe.

This would require that you establish a liability for the proceeds, rather than record the initial credit against your property account. This liability would later be reduced as Hoactzin recovers the "purchase price," and you would record interest expense for the increment between recovery and the "payout point." Further, if Hoactzin retains an effective 15% working interest in the oil wells after the payout point is achieved under all scenarios, a portion of the proceeds may need to be attributed to this sale, with a debit to deferred financing costs and a credit to the property account.

If you have additional information that you believe would yield an alternate view, please submit it with your reply. Otherwise, provide the accounting and disclosure revisions necessary to comply with this guidance.

In conjunction with your reply, tell us whether you intend to fully consolidate the drilling program and methane extraction project, before and after the payout point is achieved, or if you intend to use proportionate or equity method accounting at any point; and explain your rationale. Under the borrowing characterization, it appears you would need to address the consolidation question based on your retained interests of 85% in the oil wells and 92 ½% interest in the methane extraction project.

Please also clarify whether Hoactzin retains the 7 ½% interest in the methane extraction project under the exchange for convertible preferred stock scenario.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Karl Hiller
Branch Chief